UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 9, 2008 (January 4, 2008)

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1111 Bagby, Sky Lobby 2	
Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The Board of Directors of EOG Resources, Inc. (EOG) has amended Article VI of the Bylaws of EOG to provide for the issuance, transfer and registration of uncertificated shares of EOG's capital stock. The amendment was made in connection with the enrollment of EOG's common stock in the Direct Registration System (DRS) of The Depository Trust Company, as required by the rules adopted by the New York Stock Exchange (on which EOG's common stock is listed). The DRS allows investors to have securities registered in their names without the issuance of physical certificates and, moreover, allows investors to electronically transfer securities to broker-dealers in order to effect securities transactions without the risks and delays associated with transferring physical certificates. Prior to the amendment, EOG's Bylaws did not prohibit the issuance, transfer and registration of uncertificated shares of EOG's capital stock; the purpose of the amendment, which was adopted effective January 4, 2008, was to clarify that EOG may issue shares of its capital stock in uncertificated form.

A copy of the amendment to Article VI of EOG's Bylaws is included as Exhibit 3.2 to this report and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

I.   Price Risk Management

(a)   With the objective of enhancing the certainty of future revenues, from time to time EOG enters into New York Mercantile Exchange related financial commodity collar and price swap contracts. EOG accounts for these financial commodity derivative contracts using the mark-to-market accounting method. In addition to financial transactions, EOG is a party to various physical commodity contracts for the sale of hydrocarbons that cover varying periods of time and have varying pricing provisions. The financial impact of these physical commodity contracts is included in revenues at the time of settlement, which in turn affects average realized hydrocarbon prices.

(b)   For the fourth quarter of 2007, EOG anticipates a net gain of $45.2 million from its natural gas and crude oil financial price swap contracts. During the fourth quarter of 2007, net cash inflow related to settled natural gas and crude oil financial price swap contracts was $28.8 million.

II.   Natural Gas Financial Price Swap Contracts

(a)   For the fourth quarter of 2007, EOG anticipates a gain of $54.3 million from its natural gas financial price swap contracts. During the fourth quarter of 2007, net cash inflow related to settled natural gas financial price swap contracts was $32.0 million.

(b)   Since EOG filed its Current Report on Form 8-K on November 7, 2007, EOG has entered into natural gas financial price swap contracts covering notional volumes of 50,000 million British thermal units per day (MMBtud) for the period January 2009 through December 2009 at an average price of $8.50 per million British thermal units (MMBtu). Presented below is a comprehensive summary of EOG's natural gas financial price swap contracts as of January 8, 2008, with notional volumes expressed in MMBtud and prices in dollars per MMBtu ($/MMBtu). The average price of EOG's natural gas financial price swap contracts outstanding for 2008 is $8.50 per MMBtu.

	Natural Gas Financial Price Swap Contracts	
	Volume (MMBtud)	Weighted Average Price ($/MMBtu)
2008		
January (closed)	385,000	$ 8.92
February	385,000	8.94
March	385,000	8.74
April	385,000	8.11
May	385,000	8.09
June	385,000	8.17
July	385,000	8.25
August	385,000	8.32
September	385,000	8.36
October	385,000	8.44
November	385,000	8.85
December	385,000	9.27
2009		
January	50,000	$ 9.02
February	50,000	9.03
March	50,000	8.80
April	50,000	8.11
May	50,000	8.10
June	50,000	8.17
July	50,000	8.23
August	50,000	8.29
September	50,000	8.30
October	50,000	8.36
November	50,000	8.62
December	50,000	8.96

III.   *Crude Oil Financial Price Swap Contracts*

(a)   For the fourth quarter of 2007, EOG anticipates a loss of $9.1 million from its crude oil financial price swap contracts. During the fourth quarter of 2007, net cash outflow related to settled crude oil financial price swap contracts was $3.2 million.

(b)   Since EOG filed its Current Report on Form 8-K on November 7, 2007, EOG has entered into additional crude oil financial price swap contracts covering notional volumes of 6,000 barrels per day (Bbld) for the period February 2008 through November 2008 and notional volumes of 2,000 Bbld for December 2008. Presented below is a comprehensive summary of EOG's crude oil financial price swap contracts as of January 8, 2008, with notional volumes expressed in Bbld and prices in dollars per barrel ($/Bbl). The average price of EOG's crude oil financial price swap contracts outstanding is $90.75 per Bbl.

Crude Oil Financial Price Swap Contracts		
	Volume (Bbld)	Weighted Average Price ($/Bbl)
2008		
February	6,000	$90.86
March	6,000	90.86
April	6,000	90.86
May	6,000	90.86
June	6,000	90.86
July	6,000	90.86
August	6,000	90.86
September	6,000	90.86
October	6,000	90.86
November	6,000	90.86
December	2,000	87.60

IV.   *Forward-Looking Statements*

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates, interest rates and financial market conditions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and impact of liquefied natural gas imports;
- changes in demand or prices for ammonia or methanol;
- the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;

- the ability to achieve production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reservoir performance;
- the availability and cost of drilling rigs, experienced drilling crews, tubular steel and other materials, equipment and services used in drilling and well completions;
- the availability, terms and timing of mineral licenses and leases and governmental and other permits and rights of way;
- access to surface locations for drilling and production facilities;
- the availability and capacity of gathering, processing and pipeline transportation facilities;
- the availability of compression uplift capacity;
- the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas;
- whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas;
- political developments around the world and the enactment of new government policies, legislation and regulations;
- acts of war and terrorism and responses to these acts; and
- weather, including weather-related delays in the installation of gathering and production facilities.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur. EOG's forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Item 8.01 Other Events.

On December 10, 2007, EOG repurchased 38,260 shares of its 7.195% Fixed Rate Cumulative Perpetual Preferred Stock, Series B, with a $1,000 Liquidation Preference per share (Series B) for an aggregate purchase price of $40.6 million. The premium associated with the repurchase will be included as a component of preferred dividends. At December 31, 2007, 5,000 shares of the Series B with a book value of $5.0 million remained outstanding.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

3.2   Amendment, effective January 4, 2008, to the Bylaws, dated August 23, 1989, as amended and restated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: January 9, 2008   By: /s/ TIMOTHY K. DRIGGERS
                                        Timothy K. Driggers
                                        Vice President and Chief Financial Officer
                                        (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	**Description**
3.2	Amendment, effective January 4, 2008, to the Bylaws, dated August 23, 1989, as amended and restated.